

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Richard Christopher
Chief Executive Officer
Lexaria Bioscience Corp.
100 - 740 McCurdy Road
Kelowna, British Columbia VIX 2P7

      Re: Lexaria Bioscience Corp.
           Registration Statement on Form S-3
           Filed November 26, 2024
           File No. 333-283484

Dear Richard Christopher:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Avital Perlman, Esq.